20004102

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019
MM/DD/YY MM/DD/YY

SEC Mail Processing
MAR 23 2020
Washington, DC

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vorpahl Wing Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

421 W. Riverside Suite 1020
(No. and Street)

Spokane	WA	99201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tim Vorpahl (509) 747-1749
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schoedel & Schoedel
(Name – *if individual, state last, first, middle name*)

422 W. Riverside ste. 1402	Spokane	WA	99201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tim Vorpahl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vorpahl Wing Securities, as of 12/31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC
STATE OF WASHINGTON
CHRISTINE C LEFKOWSKI
26205
MY COMMISSION EXPIRES
AUGUST 16, 2022

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VORPAHL WING SECURITIES, INC.
(A Washington Corporation)
Spokane, Washington

FINANCIAL STATEMENTS
WITH REGISTERED
INDEPENDENT AUDITOR'S REPORT
December 31, 2019 and 2018

VORPAHL WING SECURITIES, INC.
Spokane, Washington

FINANCIAL STATEMENTS WITH
INDEPENDENT REGISTERED AUDITOR'S REPORT
December 31, 2019 and 2018
TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM i

FINANCIAL STATEMENTS
Statements of Financial Condition..1
Statements of Income..2
Statements of Changes in Stockholder's Equity...3
Statements of Cash Flows...4
Notes to Financial Statements.. 5-8

Schedule I..9
Schedules II, III, IV 10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTON REPORT 11

Exemption Report...12

INDEPENDENT ACCOUNTANTS
AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF
ASSESSMENT AND PAYMENTS (FORM SIPC-7)...13

Schedule of Assessment and Payments 14

VORPAHL WING SECURITIES, INC.
Spokane, Washington

STATEMENTS OF FINANCIAL CONDITION
As of December 31, 2019 and 2018

ASSETS

	2019	2018
CURRENT ASSETS:		
Cash in bank	$ 305	$ 111
Accounts receivable - commissions	23,081	10,156
Accounts receivable - office overhead	632	572
Total current assets	24,017	10,839
OTHER ASSETS:		
CRD account-restricted	97	343
Lease deposit	5,505	5,505
Property and equipment (net)	-	-
Wedbush-Morgan Asset Mgt restricted dep acct	-	5,000
Wedbush-Morgan restricted deposit account	25,118	25,063
Total other assets	30,720	35,911
	$ 54,738	$ 46,750

LIABILITIES AND STOCKHOLDER'S EQUITY

	2019	2018
CURRENT LIABILITIES:		
Bank overdrafts	$ 9,701	$ 10,146
Accounts payable	8,673	3,551
Accrued payroll taxes	2,759	2,798
Accrued expenses	1,079	771
Total current liabilities	22,212	17,266
STOCKHOLDER'S EQUITY:		
Common Stock consisting of 10,000 shares of $1 par value, 1,000 shares issued and outstanding	1,000	1,000
Retained earnings	31,526	28,484
Total stockholder's equity	32,526	29,484
	$ 54,738	$ 46,750

The accompanying notes are an integral part of these financial statements.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

STATEMENTS OF INCOME
For the years ended December 31, 2019 and 2018

	2019	
REVENUES:		
Advisory Income	$ 343,686	$
Commissions	690,052	
Interest participation	141	
Other income	32,860	
Total revenues	1,066,739	
EXPENSES:		
Bank and investment charges	819	
Broker commissions	476,478	
Charitable donations	5,119	
Computer and technology expenses	11,231	
CRD expenses	6,826	
Depreciation	-	
Dues and subscriptions	2,641	
Education	430	
Employee health insurance	3,048	
Health and fitness	3,033	
Insurance	2,388	
Legal and accounting fees	33,157	
Marketing	20,150	
Meals and entertainment	264	
Office and administration	17,534	
Officer compensation	56,387	
Parking	3,190	
Payroll taxes	18,469	
Postage	3,148	
Rent	65,081	
Retirement plan contributions	7,045	
Salaries and wages	174,200	
Storage	1,932	
Taxes and licenses	9,665	
Telephone	10,237	
Travel	5,304	
Truck and automobile	622	
Total expenses	938,398	
NET INCOME	$ 128,341	$

The accompanying notes are an integral part of these financial statements.

2018
276,904
765,018
63
29,058
1,071,043
1,289
465,359
3,564
8,028
3,907
2,404
5,099
1,367
3,673
2,487
2,262
31,421
23,387
2,710
18,349
55,314
2,843
20,725
4,227
61,107
6,555
200,636
1,764
9,920
9,096
9,984
457
957,934
113,109

The accompanying notes are an integral part of these financial statements.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the years ended December 31, 2019 and 2018

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balances as of December 31, 2017	1,000	$ 1,000	$ 35,311	$ 36,311
Activity for the year ended December 31, 2018:				
Net income	-	-	113,109	113,109
Distributions	-	-	(119,936)	(119,936)
Balances as of December 31, 2018	1,000	1,000	28,484	29,484
Activity for the year ended December 31, 2019:				
Net income	-	-	128,341	128,341
Distributions	-	-	(125,299)	(125,299)
Balances as of December 31, 2019	1,000	$ 1,000	$ 31,526	$ 32,526

The accompanying notes are an integral part of these financial statements.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

STATEMENTS OF CASH FLOWS
For the years ended December 31, 2019 and 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 128,341	$ 113,109
Adjustments needed to reconcile net income to net cash flows from operating activities:		
Depreciation	-	2,404
Net (increase) decrease in:		
Accounts receivable - commissions	(12,925)	463
Accounts receivable - office overhead	(60)	(573)
CRD account	5,192	108
Net increase (decrease) in:		
Bank overdraft	(445)	10,146
Accounts payable	5,122	(8,168)
Accrued payroll taxes	(39)	(4,308)
Accrued expenses	308	(565)
Net cash flows provided by operating activities	125,493	112,616
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment	-	(2,404)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to shareholder	(125,299)	(119,936)
NET CHANGE IN CASH	194	(9,724)
CASH BALANCE - Beginning of year	111	9,835
CASH BALANCE - End of year	$ 305	$ 111

	2019	2018
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Interest paid during the year	$ -	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS:

Vorpahl Wing Securities, Inc. (the Company) was incorporated April 19, 1996. The Company is an Introducing Broker in securities, which is a non-clearing, securities broker/dealer (fully disclosed). The Company accepts customer orders but elects to clear the orders through another broker for cost efficiency. The Company is registered with the Securities and Exchange Commission (SEC) and licensed by the Financial Industry Regulatory Authority (FINRA). FINRA was created in July 2007 through consolidation of the National Association of Securities Dealers (NASD) and the member regulation, enforcement and arbitration functions of the New York Stock Exchange.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

This summary of significant accounting policies of the Company is presented to assist in understanding its financial statements. The financial statements and notes are representations of the Company's management, who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Accounting Method - The Company prepares its financial statements on the accrual basis with a fiscal year-end of December 31.

Accounting Estimates - Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles in the United States (US GAAP). Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents. Cash equivalents exclude restricted deposit accounts.

Accounts Receivable - Accounts receivables are recorded when purchase and sale orders are issued and are presented in the statements of income net of the allowance for doubtful accounts. In the opinion of management, substantially all receivables are collectible in full; therefore, no allowance for doubtful accounts is provided. See also Note 4.

Property and Equipment - Property and equipment is stated at cost and is depreciated by straight-line and accelerated methods over the estimated useful lives of the various assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Fair Value of Financial Instruments - The carrying value of the company's accounts receivable, prepaid expenses, lease deposits, accounts payable and accrued liabilities approximate fair value because of the short-term maturity of those instruments. CRD and Wedbush Morgan accounts are held in cash equivalents, for which cost equals fair value.

Commission Revenue - Commission revenue and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising - Advertising costs are expensed as incurred.

Compensated Absences - Employees of the Company are entitled to paid vacation and paid sick days, based on various factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid.

Federal Income Taxes - Effective January 1, 2001, the Company, with the consent of its shareholder, elected to be taxed under provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, corporate taxable income is taxed directly to its shareholder. As such, no provisions for income taxes have been recorded in these financial statements.

The Company is subject to audit or examination by various regulatory jurisdictions. As of February 27, 2020, there were no audits or examinations in progress. With few exceptions, as of December 31, 2019, the Company was no longer open to audit or examination for fiscal years ended prior to December 31, 2016.

Subsequent Events - Management has considered subsequent events through February 10, 2020, the date the financial statements were available to be issued.

NOTE 3 - CENTRAL REGISTRATION DEPOSITORY ACCOUNT:

Vorpahl Wing Securities, Inc. maintains a central registration depository (CRD) account which is used to settle fees charged to the Company by FINRA. The Company is required to maintain a positive balance in this account. As of December 31, 2019 and 2018 the balance was $97 and $343, respectively.

NOTE 4 - ACCOUNTS RECEIVABLE:

Management has recorded accounts receivable for commissions and rent/office overhead. All receivables are current and less than ninety days. No receivables are collateralized.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018

NOTE 5 - WEDBUSH-MORGAN DEPOSIT ACCOUNT:

The Company maintains a deposit account with Wedbush-Morgan Securities. The account is used to guarantee funds available for trading activity and requires a minimum deposit balance of $25,001. The balance at December 31, 2019, is $25,118 and $25,063 for December 31, 2018.

NOTE 6 - PROPERTY AND EQUIPMENT:

As of December 31, 2019 and 2018, property and equipment was summarized as follows:

Description	Life	2019	2018
Office equipment/furniture	1-7 years	$ 62,747	$ 62,747
Less: accumulated depreciation		(62,747)	(62,747)
		$ -	$ -

NOTE 7 - LEASES:

On November 1, 2013, the Company entered into a lease with West and Wheeler for office space in the Paulsen Building in Spokane, Washington. The term of the lease is for 78 months. Effective June 1, 2018 to May 31, 2019, the lease amount is $5,138 with the next increment of $5,531 from June 1, 2019 until May 31, 2020. Rental expense for the years ended December 31, 2019 and 2018 totaled $65,081 and $61,107, respectively.

Future minimum rental payments under the lease agreements for the years ending December 31 are as follows:

2020	27,400

Lease ends May 31, 2020

NOTE 8 - NET CAPITAL REQUIREMENTS:

Vorpahl Wing Securities, Inc. is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined by statute, of $5,000 and requires that the ratio of aggregate indebtedness to net capital, as defined by statute, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2019 and 2018, Vorpahl Wing Securities, Inc. had net capital of $27,021 and $23,979, respectively and aggregated indebtedness of $22,212 and $17,155, respectively. Vorpahl Wing Securities, Inc.'s ratio of aggregate indebtedness to net capital was .8220 to 1 as of December 31, 2019 and .7201 to 1 as of December 31, 2018.

NOTE 9 - RETIREMENT PLAN:

The Company has established a 401(k) plan covering all full-time employees. Contributions to the plan are made by both the company and its employees under provisions of the Internal Revenue Code Section. For the years ended December 31, 2019 and 2018, the Company made $7,045 and $6,555 contributions to the plan, respectively.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

Schedule II

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2019

Vorpahl Wing Securities, Inc. is an introducing broker only, and claims exemption from Rule 15c3-3 under Section (k)(2)(ii): All customer transactions are cleared through another broker on a fully disclosed basis. This computation is not applicable.

Schedule III

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2019

Vorpahl Wing Securities, Inc. is an introducing broker only, and claims exemption from Rule 15c3-3 under Section (k)(2)(ii): All customer transactions are cleared through another broker on a fully disclosed basis. This computation is not applicable.

Schedule IV

Schedule of Segregation Requirements and Funds
in Segregation for Customers' Regulated
Commodity Futures and Options Accounts
As of December 31, 2019

Vorpahl Wing Securities, Inc. is an introducing broker only, and claims exemption from Rule 15c3-3 under Section (k)(2)(ii): All customer transactions are cleared through another broker on a fully disclosed basis. This computation is not applicable.

See the accompanying independent registered public accounting firm's report.

Schedule of Assessment and Payments
December 31, 2019

General assessment per Form SIPC-7, including interest	$ 306
Less payments (overpayments) made with Form SIPC-6	(177)
Amount paid (overpayment carried forward) with Form SIPC-7	$ 129

See accompanying independent accountant's agreed upon procedures report on schedule of assessment and payments (Form SIPC-7).

VORPAHL WING SECURITIES, INC.
Spokane, Washington

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2019

Net Capital		
Total stockholder's equity		$ 32,526
Deductions/charges:		
Non allowable assets:		
Other assets	$ 5,505	
Furniture, equipment, net	-	
Total assets		5,505
Net Capital		$ 27,021
Aggregate indebtedness		
Items included in statement of financial condition:		
Overdraft	9,701	
Accounts payable	8,673	
Accrued payroll taxes	2,759	
Accrued expenses	1,079	
Total aggregate indebtedness		$ 22,212
Computation of basic net capital requirement:		
Minimum dollar net capital required of reporting broker		$ 5,000
Net capital in excess of minimum dollar net capital required of reporting broker		$ 22,021
Minimum net capital required at 1500 percent		$ 1,481
Excess net capital at 1500 percent		$ 25,540
Minimum net capital required at 1000 percent		$ 2,221
Excess net capital at 1000 percent		$ 24,800
Ratio: Aggregate indebtedness to net capital		.8220 to 1
Reconciliation with company's computation (included in Part II of Form X-17 A-5 as of December 31, 2018)		
Net capital, as reported in Part II (unaudited) FOCUS Report		$ 27,021
Subsequent adjustments:		
Non-allowable accounts receivable		-
Rounding		-
Net capital per above		$ 27,021

Note: There are no material differences between the preceding computations and Vorpahl Wing Securities, Inc's corresponding unaudited part II of form X-17A-5 as of December 31, 2019.

See the accompanying independent registered public accounting firm's report.